EXHIBIT 99.1

EDAP Announces New Board Member

U.S. Industry Veteran Rob Michiels Elected Director

LYON, France, July 16, 2009 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today that Rob Michiels was appointed to its Board of Directors, effective July 16, 2009. Mr. Michiels replaces resigning Board Member, Mr. Jean-Philippe Deschamps.

Mr. Michiels is a 30-year U.S. veteran of the medical device industry. He most recently served as chief operating officer (COO) of CoreValve; and President and COO of InterVentional Technologies. He helped drive both companies from cardiovascular start-ups to established market leaders, using new and innovative technologies which have strong synergies to the HIFU story. Michiels is a founding partner of CONSILIUM, a medical device market research company active in identifying, funding and greenhousing start-up technologies. Fluent in English, French and Dutch languages, he holds a bachelor's degree in economics from Antwerp University in Belgium and a Masters in business administration (MBA) from Indiana University.

Philippe Chauveau, Chairman of the Board said, "I am very pleased to welcome Rob as an outstanding addition to EDAP's board of directors. His direct and relevant industry experience and his well established business network will be a vital resource as we continue further market penetration within Europe while expanding the reach of Ablatherm-HIFU in key geographic territories. His expertise in the medical device industry will contribute significantly towards our progress with the ENLIGHT clinical trial aimed at securing FDA approval of Ablatherm-HIFU in the U.S. market."

Rob Michiels commented, "Several device upgrades and substantial clinical follow-up are positioning HIFU technology as an emerging standard of care for the noninvasive treatment of prostate cancer. EDAP's leadership capabilities are the result of exceptional technical and operational abilities, and I am impressed by the increasing adoption, market penetration and presence of Ablatherm-HIFU within the urology community. I look forward to augmenting these efforts towards building a major medical technology company."

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA, the ENLIGHT U.S. clinical study. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT:  EDAP TMS SA
          Investor Relations/Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          R.J. Pellegrino
            646-536-7009
            rpellegrino@theruthgroup.com
          Nick Laudico
            646-536-7030
            nlaudico@theruthgroup.com